SCHEDULE 13D

Amendment No. 1
Pinkerton's, Inc.
common stock
Cusip # 723429106
Filing Fee: No


Cusip # 723429106
Item 1:	Reporting Person - Fidelity International Limited
Item 4:	PF
Item 6:	Bermuda
Item 7:	None
Item 8:	None
Item 9:	26,500
Item 10:	None
Item 11:	700,600
Item 13:	8.49%
Item 14:	HC, IA



PREAMBLE


	The Schedule 13D, dated July 27, 1992, filed by Fidelity
International Limited ("FIL") with respect to the Common Stock, $0.00 par value per share (the "Shares") of Pinkerton's Inc., is hereby amended as set forth below. The Shares to which it relates are owned by Fidelity International Limited, through its subsidiaries and affiliates.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.00 value (the "Shares") of Pinkerton's, Inc., a Delaware corporation (the
"Company"). The principal executive offices of the Company are located at 6727 Odessa Avenue, Van Nuys, California 91406.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). A separate Schedule 13D is being filed by FMR Corp., a Massachusetts Corporation ("FMR"), with respect to the Shares. FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment adviser which is registered under Section 203 of the Investment Advisers Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities.

	Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR. In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities. FMR Corp. and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	Effective July 1, 1993, Fidelity became sub-advisor to American Values IV (Bermuda) Ltd. ("AVIV"), Fidelity American Special Situations Trust ("FASST"), and Domestic Values Fund (the "FMR Account").

	AVIV is a closed end investment company established under the Companies Act, 1981 of Bermuda, as amended. Its principal office is at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda. The investment manager of AVIV is FIL. The FMR Account is maintained by FMR. FASST is a unit trust established and authorized by the Department of Trade and Industry under the laws of England. The investment advisor of FASST is Fidelity Investment Services Limited, an English company and a subsidiary of FIL.

	The Shares to which this statement relates are owned directly by five of the Fidelity Funds, fourteen Accounts, the account of FMR, AVIV, FASST, by Fidelity International Limited, through its subsidiaries and affiliates, and by accounts of Edward C. Johnson 3d or his family members.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

	Item 3 is amended as follows:

	AVIV which own or owned Shares purchased in the aggregate 27,108 Shares for cash in the amount of approximately $409,937, including brokerage commissions. AVIV used its own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 27,108 Shares sold aggregated approximately $427,810. The attached Schedule B sets forth Shares purchased and/or sold since May 5, 1994.

	FASST which own or owned Shares purchased in the aggregate 35,000 Shares for cash in the amount of approximately $804,600, including brokerage commissions. FASST used its own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 35,000 Shares sold aggregated approximately
$780,875.

	The FMR Account which own or owned Shares purchased in the aggregate 6,892 Shares for cash in the amount of approximately $104,238, including brokerage commissions. The FMR Account used its own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 6,892 Shares sold aggregated approximately $108,078.

	The Fidelity Funds which own or owned Shares purchased in the aggregate 789,500 Shares for cash in the amount of approximately $15,200,180, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 125,000 Shares sold aggregated approximately $2,544,999.

	The Accounts of FMTC which own or owned Shares purchased in the aggregate 9,600 Shares for cash in the amount of approximately $173,387, including brokerage commissions. The Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds.

	Accounts of Edward C. Johnson 3d or his family members which own or owned Shares purchased in the aggregate 43,900 Shares for cash in the amount of approximately $1,609,042, including brokerage commissions. Edward C. Johnson 3d used his own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 17,400 Shares sold aggregated approximately $546,325.

Item 4.	Purpose of Transaction.

	The purpose of FIL or its subsidiaries in having the International Funds and accounts purchase shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Directors of the International Funds.

	FIL or its subsidiaries may continue to have the International Funds and accounts purchase shares subject to a number of factors, including, among others, the availability of shares for sale at what FIL or its subsidiaries considers to be reasonable prices and other investment opportunities that may be available to the International Funds and accounts.

	FIL and its subsidiaries intend to review continuously the equity position of the International Funds and accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FIL and its subsidiaries may determine to cause the International Funds to cease making additional purchases of shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	FIL and its subsidiaries have no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	Although Item 5 assumes that FMR, Fidelity, and FIL beneficially own all 700,600 Shares, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FIL beneficially owns, as investment adviser or the parent
of the investment adviser to the International Funds and accounts, zero Shares, or approximately 0.00% of the outstanding Shares of the Company. FMR beneficially owns, through its own account ("FMR Account") zero Shares, or approximately 0.00% of the outstanding Shares of the Company, and through Fidelity, as investment adviser to the Fidelity Funds, 664,500 Shares, or approximately 8.05% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 9,600 Shares, or approximately 0.12% of the outstanding Shares of the Company. Edward C. Johnson 3d owns, in accounts for his benefit or the benefit of an Edward C. Johnson 3d family member, 26,500 Shares or approximately 0.32% of the outstanding Shares of the Company. Neither FMR, Fidelity, FMTC, Edward C. Johnson 3d, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, FMTC, AVIV, the FMR Account, FASST, Edward C. Johnson 3d, and FIL are 700,600 Shares, or approximately 8.49% of the outstanding Shares of the Company.

	(b)	The International Funds, the International Pension Accounts
and FIL, as investment adviser to the International Funds and International Pension Accounts, each has the sole power to vote and the sole power to dispose of the zero Shares held by the International Funds and the International Pension Accounts. FIL has the sole power to vote and the sole power to dispose of zero shares. FIL, FMR Corp., through its control of Fidelity, and AVIV each has sole power to dispose of the zero Shares owned by AVIV. FMR Corp., through its control of Fidelity, and AVIV each has sole power to vote and to dispose of the zero Shares owned by AVIV. FIL, FMR Corp., through its control of Fidelity, and FASST each has sole power to vote and to dispose of the zero Shares held by FASST.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities of the 	Issuer.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.


Item 7.	Material to be Filed as Exhibits.

	Not applicable.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						Fidelity International Limited



Date:	July 18, 1994				By:	/s/Frank V. Knox
Frank V. Knox
Vice President
Ethics & Compliance Officer
Under P/O/A dated July 5, 1994
by Arthur S. Loring



Schedule A

	 POSITION WITH	PRINCIPAL
NAME	INTERNATIONAL		OCCUPATION

Edward C. Johnson 3d	Director & Chairman of the Board	Chief
Executive Officer
82 Devonshire Street		FMR Corp.
Boston, MA 02109

Barry J. Bateman	Director	Chief Executive
Officer
25 Lovat Lane		Fidelity
International
London, England		Limited
EC3R  8LL

William L. Byrnes	Director	Vice Chairman -
82 Devonshire Street		FMR Corp.
Boston, MA 02109

Martin P. Cambridge	Chief Financial Officer	CFO - Fidelity
Oakhill House		International
Limited
130 Tonbridge Road
Hildenborough, Kent
TN119DZ England

Charles T. M. Collis	Director, V.P., & Secretary	Private Attorney
P.O. Box HM 391
Hamilton HMBX, Bermuda

Glen R. Moreno	Director	Director-Fidelity
25 Lovat Lane		International
Limited
London, England
EC3R  8LL

David J. Saul	Director	Executive V.P. &
P.O. Box 650		President-Fidelity
Hamilton, Bermuda		Bermuda, a
division of
		Fidelity
International
		Limited

Messrs. Johnson 3d, Byrnes, and Moreno are United States citizens and Messrs. Cambridge, Collis, Saul, and Bateman are citizens of the United Kingdom.



SCHEDULE B


Pinkerton's Inc.

AVIV sold Shares since May 5, 1994, at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	05-25-94	8,300	$17.00
	06-17-94	18,800	16.75